Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the Three Months Ended March 31, 2009

Pretax earnings from continuing operations before adjustment for
noncontrolling interests or income loss from equity investees	$26,807,307

Add:
Interest on indebtedness (excluding capitalized interest)	47,053,936
Amortization of debt related expenses	1,467,339
Portion of rents representative of the interest factor	1,807,131
77,135,713

Distributed income from equity investees	30,402,525

Pretax earnings from continuing operations, as adjusted	$107,538,238

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$52,689,002
Preferred dividend factor	11,821,875
Amortization of debt related expenses	603,193
Portion of rents representative of the interest factor	1,807,131

Combined fixed charges and preferred stock dividends	$66,921,201

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.6